UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 5, 2007, and entitled “Orbotech Announces Third Quarter 2007 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at September 30, 2007.

3.	Registrant’s Condensed Consolidated Statements of Income for the Nine Month and Three Month Periods ended September 30, 2007.

*            *            *            *             *            *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES THIRD QUARTER 2007 RESULTS

YAVNE, ISRAEL — November 5, 2007 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2007.

Revenues for the third quarter of 2007 were $82.3 million, compared to $88.6 million recorded in the second quarter of 2007 and $106.9 million in the third quarter a year ago. Net income for the third quarter of 2007 was $0.4 million, or $0.01 per share (diluted), compared to a net loss of $3.4 million, or $0.10 per share (diluted), in the second quarter of 2007, and net income of $16.2 million, or $0.49 per share (diluted), in the third quarter of 2006.

Net income for the third quarter of 2007 reflects: (a) $2.3 million of amortization of intangible assets arising principally from the acquisitions of 3 D - Danish Diagnostic Development A/S (“DDD”) and New System Srl earlier this year (compared to amortization of $0.3 million in the second quarter of this year and $0.1 million in the third quarter of 2006); and (b) $1.4 million of share-based compensation expenses in the third quarter of 2007 without reduction in income taxes (compared to $1.1 million in the second quarter of this year and $1.6 million in the third quarter of 2006).

Revenues for the first nine months of 2007 totaled $257.0 million, compared to $313.2 million recorded during the corresponding period in 2006. Net income for the first nine months of 2007 was $2.6 million, or $0.08 per share (diluted), compared to net income of $45.6 million, or $1.38 per share (diluted), for the corresponding period last year.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $37.2 million in the third quarter of 2007, compared to $44.3 million in the second quarter of 2007, and $44.0 million in the third quarter of 2006. Sales of flat panel display (“FPD”) inspection equipment were $8.8 million, compared to $11.2 million in the second quarter of 2007, and $30.5 million in the third quarter of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $5.7 million, compared to $7.5 million in the second quarter this year, and $9.3 million in the third quarter of 2006. Sales of automatic check reading products were $2.9 million in the third quarter of 2007, compared to $2.8 million in the second quarter of 2007, and $1.5 million recorded in the third quarter of 2006. Sales of medical imaging equipment for the period from the date of acquisition of DDD (August 6, 2007) to the end of the third quarter were $3.4 million. In addition, service revenue for the third quarter increased to $24.3 million from $22.6 million in the second quarter of 2007, and $21.3 million recorded in the third quarter of 2006.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $198 million, compared to approximately $234 million at the end of the second quarter. The Company had a positive operating cash flow for the quarter of approximately $4.4 million. Non-operating disbursements totaled approximately $43.6 million, comprised mainly of $39.5 million paid in connection with the previously-announced acquisition of DDD, a Danish company that develops and manufactures gamma cameras for nuclear medicine, and approximately $2.0 million for the repurchase of 93,630 ordinary shares of the Company pursuant to the Company’s repurchase program.

Revenues from the PCB industry were lower than expected for the quarter, but the Company believes that the overall business environment remains strong. Based on customers’ expansion plans, the Company expects a stronger fourth quarter in this area of its business. Sales of the Company’s Paragon solid state laser direct imaging systems are still expected to reach the goal of 100 systems for fiscal 2007.

The Company believes that the current FPD industry downturn has now reached its low point. Based on FPD manufacturers’ intentions respecting new fabrication facilities to be constructed during 2008 and 2009, the Company expects strong bookings for FPD equipment in the fourth quarter, leading, in turn, to a corresponding rebound in FPD revenues in the second half of 2008.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “Our financial results for the quarter reflect the challenging environment currently prevailing in the industries we serve, particularly among FPD manufacturers. In light of the anticipated rebound in 2008, we are continuing to invest significantly in the research and development of new products and solutions for both the PCB and FPD industries. As always, we are monitoring our operating expenses very closely in order to maintain and improve our operating margins. During the quarter we completed our acquisition of DDD, which represents an important step in our strategy for diversification into the medical imaging industry.”

An earnings conference call is scheduled for Monday, November 5, 2007, at 9:00 a.m. EST. The dial-in number for the conference call is 210-234-0003, and a replay will be available at 203-369-1273, until November 19, 2007. The pass code is Q3. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. In addition, the Company is engaged in the development and manufacture of specialized application products for the nuclear medical imaging industry. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:

Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2007

	September 30 2007	December 31 2006
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	105,048	187,187
Marketable securities	56,959	41,373
Accounts receivable:
Trade	144,421	142,444
Other	21,954	21,572
Deferred income taxes	4,402	3,369
Inventories	78,716	78,349

Total current assets	411,500	474,294

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	35,579	41,100
Other long-term Investments	1,510	7,106
Non-current trade receivables	379	738
Severance pay fund	13,411	15,617
Deferred income taxes	1,640	1,684

	52,519	66,245

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	26,447	20,124

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	64,729	14,350

	555,195	575,013

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	27,021	33,448
Deferred income	15,904	19,967
Other	37,045	49,420

Total current liabilities	79,970	102,835
ACCRUED SEVERANCE PAY	28,102	29,762
DEFERRED TAX LIABILITY	9,559

Total liabilities	117,631	132,597

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	1,088	914

SHAREHOLDERS’ EQUITY:
Share capital	1,697	1,680
Additional paid-in capital	143,465	132,578
Retained earnings	347,581	345,859
Accumulated other comprehensive income	925	7

	493,668	480,124
Less treasury stock, at cost	(57,192)	(38,622)

Total shareholders’ equity	436,476	441,502

	555,195	575,013

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2007

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2007	2006	2007	2006	2006
	U.S. dollars in thousands (except per share data)
REVENUES	257,041	313,166	82,320	106,881	416,469
COST OF REVENUES:
COST	149,492	169,732	48,910	57,084	226,908
WRITE DOWN OF INVENTORY	4,821

GROSS PROFIT	102,728	143,434	33,410	49,797	189,561
RESEARCH AND DEVELOPMENT COSTS - net	48,469	43,704	16,489	15,209	60,473
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	48,967	51,607	16,257	17,799	68,942
AMORTIZATION OF OTHER INTANGIBLE ASSETS	2,781	435	2,291	145	580
RESTRUCTURING CHARGES					3,332

OPERATING INCOME (LOSS)	2,511	47,688	(1,627)	16,644	56,234
FINANCIAL INCOME - net	7,481	4,926	2,490	2,144	7,404
WRITE-DOWN OF LONG-TERM INVESTMENTS	(5,000)	(205)		(205)	(205)

INCOME BEFORE TAXES ON INCOME	4,992	52,409	863	18,583	63,433
TAXES ON INCOME	1,825	6,583	379	2,359	7,893

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	3,167	45,826	484	16,224	55,540
MINORITY INTEREST IN (PROFITS) LOSSES OF CONSOLIDATED SUBSIDIARY	(174)	(53)	(38)	23	(255)
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	(375)	(187)	(27)	(62)	(315)

NET INCOME	2,618	45,586	419	16,185	54,970

EARNINGS PER SHARE:
BASIC	$0.08	$1.39	$0.01	$0.49	$1.66

DILUTED	$0.08	$1.38	$0.01	$0.49	$1.65

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	33,141	32,842	33,010	33,147	33,105

DILUTED	33,141	33,048	33,010	33,328	33,399

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg
Executive Vice President and Chief Financial Officer

Date: November 7, 2007